EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

NOMINATION OF DIRECTORS

China Life Insurance Company Limited (the “Company”) announces that on 4 August 2023, the board of directors (the “Board of Directors”) of the Company considered and approved the proposals in relation to the nomination of Ms. Liu Hui and Mr. Ruan Qi as candidates for Executive Directors of the seventh session of the Board of Directors and the nomination of Mr. Li Bing as a candidate for Non-Executive Director of the seventh session of the Board of Directors. Such proposals shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualifications of Ms. Liu Hui, Mr. Ruan Qi and Mr. Li Bing as Directors are subject to the approval of the National Administration of Financial Regulation (the “NAFR”).

The biographical details of the candidates for Directors are set out below:

Ms. Liu Hui

Ms. Liu Hui, born in February 1970, is a Vice President of the Company. She has been a Director of Wonders Information Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 300168) since July 2023 and a Director of China Life Franklin Asset Management Company Limited since April 2023. From 2014 to 2022, Ms. Liu Hui successively served as a Vice President of China Life Investment Holding Company Limited, and an Executive Director and Vice President of China Life Investment Management Company Limited, and concurrently served as an Executive Director and Vice President of Sino-Ocean Group Holding Limited (a company listed on The Stock Exchange of Hong Kong Limited, stock code: 3377), the President and Chairman of China Life Capital Investment Company Limited, and an Executive Director and the General Manager of China Life Real Estate Co., Limited. She served as the General Manager of the Investment Management Department of the Company from 2009 to 2014, and successively acted as an Assistant to the General Manager of the Enterprise Annuity Department, the Deputy General Manager of the Pension and Institutional Business Department and the General Manager of the Transaction Management Department of China Life Asset Management Company Limited from 2005 to 2009. She worked at the Head Office of China Construction Bank from 1992 to 2005. Ms. Liu Hui successively obtained a bachelor’s degree in economics from Renmin University of China and a master’s degree in business administration from Tsinghua University, and is a senior economist.

Commission File Number 001-31914

Mr. Ruan Qi

Mr. Ruan Qi, born in July 1966, is a Vice President and the Chief Risk Officer of the Company. He has been the Chairman of Wonders Information Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 300168) since July 2023. Mr. Ruan Qi successively served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department and the Chief Information Technology Officer of the Company from 2016 to 2018. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of Fujian Branch, and the Deputy Manager (responsible for daily operations) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan Qi graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering, and from Xiamen University with a master’s degree in business administration for senior management in December 2007, and is a senior engineer.

Mr. Li Bing

Mr. Li Bing, born in May 1975, is the General Manager of the Risk Management Department/Internal Control and Compliance Department and the Compliance Officer of China Life Insurance (Group) Company. From 2010 to 2021, he was the Compliance Officer and Legal Officer of China Life Pension Company Limited, and successively served as an Assistant to the Director of the General Office, an Assistant to the General Manager of the Risk Management and Legal Compliance Department, the Deputy General Manager (responsible for daily operations) and General Manager of the Legal Affairs Department, and the General Manager of the Legal Compliance Department of China Life Pension Company Limited. Mr. Li Bing successively graduated from Fudan University and Renmin University of China with doctoral degrees in law.

Each of the above candidates for Directors will enter into a service contract with the Company. His/Her term of office shall be effective from the date of approval by the NAFR and end on the expiry of the term of the seventh session of the Board of Directors. He/She is eligible for re-election upon expiry of his/her term.

As Executive Directors of the Company, Ms. Liu Hui and Mr. Ruan Qi will not receive any director’s fee from the Company, but will receive corresponding remuneration in accordance with their positions in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board of Directors and the shareholders’ general meeting. As a Non-executive Director of the Company, Mr. Li Bing will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, each of the candidates for Directors has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Each of the candidates for Directors does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of each of the candidates for Directors that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be bought to the attention of the shareholders of the Company.

Commission File Number 001-31914

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 4 August 2023

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie